MitoKor, Inc.
11494 Sorrento Valley Road
San Diego, California 92121
(858) 793-7800

March 24, 2003

VIA EDGAR TRANSMISSION

Attn:	Jeffrey P. Reidler, Assistant Director Suzanne Purdy, Examiner

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: MITOKOR, INC.—REQUEST TO WITHDRAW REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-84050)—ORIGINALLY FILED ON MARCH 8, 2002

Ladies and Gentlemen:

        MitoKor, Inc. (the "Company") hereby requests, pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended, (the "Securities Act"), that the registration statement on Form S-1, including all exhibits thereto (File No. 333-84050, as amended), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on March 8, 2002 (the "Registration Statement") be withdrawn effective immediately. The Company is withdrawing the Registration Statement because of unfavorable market conditions. There was no circulation of preliminary prospectuses in connection with the proposed offering, the Registration Statement was not declared effective by the Commission, and none of the Company's securities were sold pursuant to the Registration Statement.

        The Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

        The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

        Please provide the Company a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number of the Company is (858) 793-7805. Should you have any questions regarding this matter, please contact the undersigned at (858) 793-7800, or Christian Waage of Gray Cary Ware & Freidenrich LLP at (858) 677-1418.

Sincerely,

/S/ WALTER H. MOOS, PH.D. Walter H. Moos, Ph.D. Chief Executive Officer
cc:
Scott Stanton, Esq.—Gray Cary Ware & Freidenrich LLP
Paul E. Hurlburt, NASDAQ National Stock Market, Inc.